Exhibit 8.1

List of Significant Subsidiaries and Consolidated Variable Interest Entities of Qifu Technology, Inc.

Subsidiary	Place of Incorporation
HK Qirui International Technology Company Limited	Hong Kong
Shanghai Qiyue Information Technology Co., Ltd.	People’s Republic of China
Shanghai Qidi Information Technology Co., Ltd.	People’s Republic of China
Beihai Qicheng Information & Technology Co., Ltd.	People’s Republic of China

Consolidated Variable Interest Entities and Their Subsidiaries	Place of Incorporation
Shanghai Qiyu Information Technology Co., Ltd.	People’s Republic of China
Fuzhou 360 Financing Guarantee Co., Ltd.	People’s Republic of China
Fuzhou 360 Online Microcredit Co., Ltd.	People’s Republic of China